Exhibit 99.52

IsoEnergy Commences Athabasca Basin Winter 2024 Exploration Program

Saskatoon, SK, January 15, 2024 – IsoEnergy Ltd. (“IsoEnergy” or the “Company”) (TSXV: ISO; OTCQX: ISENF) is pleased to announce the commencement of its 2024 winter exploration program in the eastern Athabasca Basin, Canada designed to follow up on the successful 2023 season. A total of 8,250 metres of drilling is planned for the winter with a budget of $4 million focused on two highly prospective projects; Larocque East, which contains the high-grade Hurricane deposit and Hawk. The program will drill test targets to the east of the Hurricane deposit at the Larocque East Project and new targets generated in 2023 at the Hawk Project.

Highlights:

•	Larocque East Project

o	Hosts the Hurricane deposit containing an Indicated Mineral Resource of 48.6Mlbs at 34.5% U3O8 and an Inferred Mineral Resource of 2.7Mlbs at 2.2% U3O8.
o	Drilling of 3,150 metres (6 holes) is planned to test two targets (Area A and Area B), to the east of the Hurricane deposit within the conductor corridor, defined by the Ambient Noise Tomography (ANT) survey conducted in the summer of 2023. The ANT survey identified a significant low velocity response in each target area, interpreted to represent alteration, similar to the response seen at the Hurricane deposit.
o	Both targets have seen little to no drilling in the past and offer potential for expansion within the conductor corridor which continues for another 9 kilometres east of the Hurricane deposit.

•	Hawk Project

o	Drilling of 5,100 metres (6 holes) is planned to test a 2 km long ANT and electromagnetic (EM) anomaly spatially associated with elevated radioactivity, sandstone alteration and brittle deformation both in the basement and the sandstone rocks.
o	A ground electromagnetic (EM) survey is also planned along the northeastern extension of the ANT and conductivity anomaly to identify new targets for drilling.

•	The diamond drilling services contract for the 2024 exploration programs has been awarded to the highly experienced drill contractor Team Drilling who are mobilizing to site.
•	Drilling is expected to commence with two rigs on the Hawk project in late January with Larocque East drilling to follow. Both programs are expected to be completed by April. Results from both programs will inform plans for summer work programs.

Philip Williams, Chief Executive Officer commented, “We believe that IsoEnergy’s project portfolio in the eastern Athabasca basin is truly impressive. Not only does it contain the Hurricane deposit at Larocque East, with among the highest uranium grades in the world, but boasts over 20 additional projects (+200,000 hectares) acquired and methodically advanced while interest in uranium exploration was largely muted. Over the past 12 months, under a new exploration leadership team led by Dr. Darryl Clark, EVP Exploration, the focus has been on identifying drill targets at Larocque East and Hawk by combining existing exploration information with results from the innovative Ambient Noise Tomography (ANT) surveys. With a strong balance sheet of over $50 million post closing of the merger, we are well funded and very excited to commence these drill programs, the results of which could have important implications for future targeting at both projects. At Larocque East, drill success to the east of Hurricane could open up 9 kilometres of prospective corridor on our 100% owned ground while Hawk has all the key geological characteristics associated with a mineralized system, the discovery of which would further validate our exploration methodology. We are very pleased to be working with Team Drilling who bring over 80 years of Athabasca drilling experience and maintain a high standard of safety.”

Larocque East Project

Six diamond drill holes, totalling 3,150m of drilling are planned at the 100% owned Larocque East project (Figure 1) to follow up on favourable results from the ANT survey conducted in the summer of 2023. Figure 2 shows the strong ANT signature over the Hurricane deposit, and two other significant ANT anomalies along the conductor corridor to the east, the location of previous drill holes and the planned drill hole locations for the winter program. Exploration drilling in Target Area A will test the large ANT anomaly (600m X 200m) located ~ 2km east of the Hurricane deposit. This target has not been tested by past drilling. Drilling will also test Target Area B, where coincident geochemical and ANT anomalies occur approximately 480m east of the Hurricane deposit. In Target Area B, previous drill holes LE-19-26 and LE20-33, located on the western edge of the ANT anomaly, intersected anomalous pathfinder geochemical results associated with strong Illite alteration in the basal sandstone.

The remaining prospective trend that hosts the Hurricane deposit continues to the east for another 9km (Figure 1). This eastern extension remains highly prospective and will be the focus of further target generation efforts in the coming months.

The ANT survey technology by Fleet Space consists of laying an array of 64 lightweight, battery-powered surface sensors called Geodes over a 2km² survey grid to measure naturally occurring environmental seismic vibrations in the ground (caused by wave action, weather, and anthropogenic activities) over a six-day period. The Geodes collect and deliver information in near real-time to Fleet Space’s satellite network. The subsurface ANT results are integrated with information that has been gathered through previous exploration activities. With further processing and modelling, it has been possible to highlight mineralized zones associated with changes in seismic velocity. Success in correlating ANT responses with the known uranium mineralization and alteration of the sandstone sequences at the Hurricane deposit has validated the use of this innovative technique in defining additional drill targets at Hurricane and other projects. Further information on the ANT survey method and examples of case histories can be found on the Fleet Space website at https://fleetspace.com/mineral-exploration.

Figure 1 – Larocque East exploration target areas and the eastern extension of the prospective conductor corridor

Figure 2 – Plan and long section through Larocque East, Hurricane deposit (red), results of the ANT, Exploration Target Areas and the eastern extension of the prospective conductor corridor. The ANT survey results are shown as a velocity model that highlights two low velocity zones (blue) in the east of the survey area that have a similar velocity response as the Hurricane deposit. These two Target Areas are both distinct low velocity zones located on the northern flank of the conductive trend.

Hawk Project

The Hawk project hosts at least 15km of prospective conductive strike with depths to the unconformity interpreted to be between 600m and 750m. Drilling on the property has intersected anomalous radioactivity along with other anomalous pathfinder elements associated with significant sandstone structure and alteration along a conductive magnetic low corridor.

Six diamond drill holes, totalling 5,100m, are planned at the 100% owned Hawk project during the winter 2024 season. Drilling will follow-up results from the integration of significant sandstone alteration and structure in recent drilling (see the news release dated October 24, 2023), ground EM, ZTEM inversion, and highly anomalous areas indicated by the ANT survey in the summer of 2023. Figure 3 shows the relative location of the drill target areas and the interpreted conductor traces and ANT anomalies hosted within the broader corridor of low magnetic susceptibility – interpreted to map the extent of favourable metasedimentary gneiss beneath the Athabasca Group sandstones. The expectation is that the potential to host a large Athabasca style uranium deposit is considered high as the exploration maturity of the project is very low. The size of the potential alteration halo in sandstone as interpreted from the ANT anomaly is approximately 2km long and up to 600m wide.

Additionally, 27.5-line kilometres of ground EM surveying are planned along the approximately 2km long interpreted northeastern extension of the ANT and conductivity anomaly. This work will generate drill targets for further evaluation of this undrilled portion of the Hawk trend. Figure 3 shows the survey line locations.

Figure 3 – Hawk Project Planned Drilling and Geophysical Areas. The ANT survey results are shown as a horizontal slice, at the basal unconformity, through the velocity model that highlights a well-defined low velocity zone (blue) bounded to the east and west by ground EM features.

Staking

Two claims, totalling 431 hectares were staked during Q4 2023 (Figure 4). This staking established the Ledge project, located adjacent to the southeast margin of the Athabasca Basin where previous work has identified both northeast trending metasedimentary rocks and EM conductors with the potential to host basement style uranium mineralization.

Figure 4 – IsoEnergy Athabasca projects (orange) with new claims staked during Q4 of 2023 (red).

Qualified Person Statement

Dr. Darryl Clark, P.Geo., IsoEnergy’s EVP Exploration and Development, is the “Qualified Person” (as defined in NI 43-101 – Standards of Disclosure for Mineral Projects) for the Company and has validated and approved the technical and scientific content of this news release. All 'HK' and 'LE' series drill holes were completed by IsoEnergy, and geochemical analyses were completed for the Company by SRC Geoanalytical Laboratories in Saskatoon, Saskatchewan. All other drill holes were completed by previous operators and geochemical assay data has been compiled from historical assessment reports or provided by the previous operator(s).

For additional information regarding the Company’s Larocque East Project, including its quality assurance and quality control procedures applied to the exploration work described in this news release, please see the Technical Report titled “Technical Report on the Larocque East Project, Northern Saskatchewan, Canada” dated August 4, 2022, on the Company’s profile at www.sedarplus.ca.

About IsoEnergy Ltd.

IsoEnergy Ltd. (TSXV: ISO) (OTCQX: ISENF) is a leading, globally diversified uranium company with substantial current and historical mineral resources in top uranium mining jurisdictions of Canada, the U.S., Australia, and Argentina at varying stages of development, providing near, medium, and long-term leverage to rising uranium prices. IsoEnergy is currently advancing its Larocque East Project in Canada’s Athabasca Basin, which is home to the Hurricane deposit, boasting the world’s highest grade Indicated uranium Mineral Resource.

IsoEnergy also holds a portfolio of permitted, past-producing conventional uranium and vanadium mines in Utah with a toll milling arrangement in place with Energy Fuels Inc. These mines are currently on stand-by, ready for rapid restart as market conditions permit, positioning IsoEnergy as a near-term uranium producer.

For More Information, Please Contact:

Phill Williams
CEO and Director
info@isoenergy.ca
1-833-572-2333
X: @IsoEnergyLtd
www.isoenergy.ca

Neither the TSX Venture Exchange nor its Regulations Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Information

The information contained herein contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. “Forward-looking information” includes, but is not limited to, statements with respect to the activities, events or developments that the Company expects or anticipates will or may occur in the future, including, without limitation, planned exploration activities and mineral resource estimates. Generally, but not always, forward-looking information and statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation thereof.

Such forward-looking information and statements are based on numerous assumptions, including among others, that the results of planned exploration activities are as anticipated, the price of uranium, the anticipated cost of planned exploration activities, that general business and economic conditions will not change in a material adverse manner, that financing will be available if and when needed and on reasonable terms, that third party contractors, equipment and supplies and governmental and other approvals required to conduct the Company’s planned exploration activities will be available on reasonable terms and in a timely manner. Although the assumptions made by the Company in providing forward-looking information or making forward-looking statements are considered reasonable by management at the time, there can be no assurance that such assumptions will prove to be accurate.

Forward-looking information and statements also involve known and unknown risks and uncertainties and other factors, which may cause actual events or results in future periods to differ materially from any projections of future events or results expressed or implied by such forward-looking information or statements, including, among others: negative operating cash flow and dependence on third party financing, uncertainty of additional financing, no known mineral reserves, the limited operating history of the Company, the influence of a large shareholder, alternative sources of energy and uranium prices, aboriginal title and consultation issues, reliance on key management and other personnel, actual results of exploration activities being different than anticipated, changes in exploration programs based upon results, availability of third party contractors, availability of equipment and supplies, failure of equipment to operate as anticipated; accidents, effects of weather and other natural phenomena and other risks associated with the mineral exploration industry, environmental risks, changes in laws and regulations, community relations and delays in obtaining governmental or other approvals and the risk factors with respect to the Company set out in the Company’s filings with the Canadian securities regulators and available under IsoEnergy’s profile on SEDAR+ at www.sedarplus.ca.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information or implied by forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information. The Company undertakes no obligation to update or reissue forward-looking information as a result of new information or events except as required by applicable securities laws.